

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2022

Anat Ashkenazi
Senior VP and Chief Financial Officer
Eli Lilly & Co
Lilly Corporate Center
Indianapolis, Indiana 46285

> **Re: Eli Lilly & Co**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed February 17, 2021**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 23, 2022**
> **File No. 001-06351**

Dear Ms. Ashkenazi:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences